Exhibit 99.1

Mynaric to provide optical communications terminals to Northrop Grumman as part of the Space Development Agency’s Tranche 1 Tracking Layer program

LOS ANGELES, October 18, 2022 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced it will provide Northrop Grumman with optical communications terminals for 14 satellites as part of the Space Development Agency’s (SDA) Tranche 1 Tracking Layer program. Each satellite will feature a wide field-of-view infrared sensor, three optical communications terminals, and a Ka-band payload for communications. Mynaric will supply 42 CONDOR Mk3 terminals to Northrop Grumman for the program with the product deliveries expected mostly in 2024 for deployment in 2025.

“Once again, we are proud to support Northrop Grumman and the SDA on this program which is critical to the United States’ national defense,” said Mynaric Chief Commercial Officer Tina Ghataore. “This announcement highlights our commitment to delivering products for space applications that are technically sound and can be serially produced. We will leverage our experience working with Northrop Grumman on the Tranche 1 Transport Layer as we embark on the delivery of the terminals for the Tranche 1 Tracking Layer satellites.”

In July, the SDA selected Northrop Grumman as one of its two prime contractors for its Tranche 1 Tracking Layer as part of the initial Missile Warning/Missile Tracking warfighting capability of the National Defense Space Architecture (NDSA). The Tranche 1 Tracking Layer will detect, identify, and track hypersonic weapons and other advanced missiles from their earliest stages of launch through interception. Once fully deployed in 2025, the Tranche 1 Tracking Layer satellites will operate in up to four low-Earth orbital planes, interconnected with Tranche 1 Transport Layer satellites.

“Tranche 1 Tracking builds upon, and connects to, Northrop Grumman’s Tranche 1 Transport Layer program,” said Blake Bullock, vice president, communication systems, strategic space systems, Northrop Grumman. “We are working closely with Mynaric and our other industry partners to rapidly field this critical missile warning and missile tracking capability.”

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.